Nabors Industries Ltd.
Mintflower Place
8 Par-La-Ville Road
Hamilton, Bermuda HMO8
August 8, 2008
Via EDGAR
Mr. John Cannarella
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Nabors Industries Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2007 filed February 28, 2008 and Schedule 14A filed April 30, 2008
Dear Mr. Cannarella:
     Receipt is noted by Nabors Industries Ltd. (the “Company”), a Bermuda exempt company, of the comment letter (the “Comment Letter”) dated July 31, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2008 filed on February 28, 2008 (the “Form 10-K”) and Schedule 14A filed on April 30, 2008 (“Schedule 14A”).
     To assist in the Staff’s review of the Company’s responses, each response is preceded with the text (in bold type) of the comment as stated in the Comment Letter. The Company believes that it has replied to the Staff’s comments in full. As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.
     Except as otherwise noted in this response letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for such information.
Form 10-K for Fiscal Year Ended December 31, 2007
Legal Proceedings
1.	We note that you disclose that you have received an inquiry from the U.S. Department of Justice regarding an investigation into compliance with the Foreign Corrupt Practice Act. If material, in future filings provide a description of the factual basis underlying the proceeding including the country involved and your relationship with the vendor under investigation. We may have further comment.

     The Company notes the Staff’s comment and undertakes to provide the requested information in future filings as applicable.
Note 2 Summary of Significant Accounting Policies — Long Term Investments
2.	We note your disclosure that you account for your investments in overseas funds under the equity method of accounting. Please tell us how the equity method investee accounts for the related investments and specify the manner in which the investee determines fair value. In this regard, we note that you recorded a $61 million impairment in 2007.
     These overseas investee funds (collectively, the “Funds,” and each, a “Fund”) are similar to mutual funds, except that they are only available to “accredited investors” and are not traded on any securities exchange, are not available to the general public and are not freely transferable. These Funds are generally invested in a variety of debt and equity securities in public and private U.S. and non-U.S. securities. Subscriptions and redemptions of these Funds must be made directly with the Fund itself as the holdings are not transferable to another party.
     The Funds record their investments in securities at fair value. Each Fund determines the fair value of the underlying securities as of the end of each month, based on pricing policies of the Funds’ investment manager. Valuation techniques vary from Fund to Fund, but include obtaining market quotes for securities that are listed on a stock exchange, market quotes from a respected independent pricing service or a broker/dealer quote, market quotes from dealers using market transactions in comparable securities, calculated yield measures based on valuation technology commonly employed in the market for such securities, or cost plus amortized discount/premium for certain short term debt securities. In the event that no other market valuation method is available, the Fund’s investment manager determines fair value based on good faith estimates, often by utilizing proprietary valuation models.
     During 2007, the Company reviewed each Fund’s prospectus, audited financial statements (over 90% of the Company’s investment was in Funds audited by a “Big 4” audit firm) and other relevant documents that refer to the types of investments, valuation of investments and investment objectives. The Company also performed other due diligence procedures to assess the reasonableness of the fair values provided by the managers of each of the Funds by having discussions with managers of each of the Funds and by review of audited financial statements of the Funds. Each of the Funds in which the Company has invested have demonstrated a history of transacting redemptions and subscriptions at the estimated fair value of the interest in the Fund.
Note 7 Investments in Unconsolidated Affiliates
3.	We note that you are invested in overseas funds investing primarily in a variety of public and private U.S. and non-U.S. securities. We further note that you account for this investment using the equity method. Please tell us and disclose the name of the investee and the percentage ownership of your interest in this investment. Alternatively, please tell us why you believe such disclosure is not required. Refer to paragraph 20(a) of APB 18.
     Paragraph 20 of APB 18 provides that, “The significance of an investment to the investor’s financial position and results of operations should be considered in evaluating the extent of disclosures of the financial position and results of operations of an investee.” Therefore, paragraph 20 of APB 18 requires and permits the exercise of judgment when determining the extent of disclosure that should be made, based principally on the significance of the investment in relation to overall financial position and results of operations of the investor.

     The Company held investments in over 30 Funds at various times throughout 2007. The Company’s combined investment in these Funds at December 31, 2007 was approximately $236 million, and is included in long-term investments. The combined amount invested in these Funds comprise less than 2.5% of the Company’s consolidated total assets. The largest investment that the Company had in an individual Fund as of December 31, 2007, was approximately $48 million, and was less than 0.5% of the Company’s consolidated total assets. Accordingly, the Company does not believe that its investments in these Funds at December 31, 2007, on an individual Fund basis or on an aggregate basis, are material to its financial statements and, as a result, do not warrant expanded disclosure of the name of each of the Funds or the Company’s percentage ownership interest in such Funds. The Company is in the process of liquidating these types of investments and as of June 30, 2008, the total amount remaining invested in these Funds was approximately $51 million, or less than 0.5% of the Company’s consolidated total assets, as disclosed in its Form 10-Q for the period ended June 30, 2008.
4.	We note that you own a 51% interest in an unconsolidated affiliate located in Saudi Arabia. Please clarify why you did not consolidate this entity and specify any special rights or restrictions whereby the presumption of control is overcome.
     The Company has not consolidated its joint venture located in Saudi Arabia (the “Joint Venture”) as its 51% ownership interest does not allow it to control the operating and financial decisions and policies of the Joint Venture, as discussed below.
     EITF 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights,” addresses whether consolidation is appropriate when one shareholder has a majority voting interest in another entity, but the powers of that shareholder to control the operations or assets of the investee are restricted in certain respects by approval or veto rights granted to the minority shareholder. Specifically, the EITF concludes that there may be situations in which the minority shareholder has sufficient rights or veto power, to allow it to effectively participate in significant operating decisions that could overcome the assumption of control by the majority shareholder. These minority shareholder rights should be “participating rights” and not just “protective rights.”
     The Joint Venture offers many “protective rights” to the Company’s joint venture partner, the sole minority shareholder, in that certain matters that require a vote of the shareholders, require unanimous consent of all shareholders, such as the following:
•	Alteration of the Joint Venture Agreement;

•	Adoption of any standing resolutions or by-laws of the Joint Venture;

•	Issuance of shares in the Joint Venture;

•	Amalgamation, merger or consolidation with another entity or the sale or disposition of all or the main part of the Joint Venture’s assets; and

•	Increase, division or reduction of the Joint Venture capital;
     The EITF states that “protective rights” alone do not overcome the presumption of control by the majority shareholder however, as noted below, the minority investor in the Joint Venture has effective veto power on board decisions.

     In addition to the protective rights described above, all significant operating decisions and business matters of the Joint Venture are required to be agreed to by a six member board of directors. The six member board is made up of equal representation from the Company and its joint venture partner (i.e. each of the two Joint Venture partners may appoint 3 board members). Virtually all significant operating decisions made in the ordinary course of business are required to have either unanimous consent of the board, or the consent of a majority of the board. As the board has equal representation between the majority and minority shareholders, even a majority of the board equates to consent of both the majority and minority shareholder. This effectively gives “veto power” to the minority shareholder on all actions brought before the board. The following is a sample (not an exhaustive list) of operating decisions of the Joint Venture that require board approval, or consent from the minority shareholder:
•	Approval of the annual operating and capital budget;

•	Approval of any project providing for expenditures of capital in excess of $500,000;

•	Approval of any disbursement of cash in excess of $75,000;

•	Approval of any contract entered into in excess of one year;

•	Approval of compensation of management;

•	Declaration of a dividend or approval of any capital contribution;

•	Entry into a new line of business;

•	Issuance of any indebtedness in excess of $500,000;

•	Issuance of any guarantees; and

•	Consolidation, merger or the liquidation or dissolution of the Joint Venture or sale of substantially all of its assets.
     Based on the extent of the effective “veto power” that the minority shareholder has over operating decisions of the Joint Venture, including those set out above, the Company believes that the minority shareholder does have substantial participating rights in the operations of the Joint Venture, and as a result the Company concluded that its 51% voting interest did not allow it to control the financial and operating decisions and policies of the Joint Venture. Accordingly, the Company has not consolidated the Joint Venture in its consolidated financial statements.
     Beginning in the Company’s Form 10-Q for the period ended March 31, 2008, the Company has included the following language in Note 2 Summary of Significant Accounting Policies for Principles of Consolidation:
“Our consolidated financial statements exclude majority-owned entities for which we do not have either (1) the ability to control the operating and financial decisions and policies of that entity or (2) a controlling financial interest in a variable interest entity (“VIE”).”
     The Company intends to include this language in all of its future Exchange Act filings relating to the Principles of Consolidation applied by the Company.

Schedule 14A
Components of Executive Compensation
5.	You disclose that the compensation committee considered how changes to the competitive financial accounting and regulatory landscape impact compensation decisions. In future filings, provide greater analysis of the reasoning behind decisions made that result in changes to the overall compensation program or compensation philosophy of the company.
     The Company notes the Staff’s comment and undertakes to provide the requested information in future filings as applicable.
6.	Based on your disclosure, it would appear that you have not listed all of the companies considered in your peer review of comparable drilling contractors in the oil service sector. We refer you to Item 402(b)(2)(xiv) of Regulation S-K. In future filings, please revise to specify all of the companies that the committee considered during the course of its review. Further, revise to specify for each element of compensation, whether the company targeted a specific percentile of compensation vis-à-vis the peer group of companies.
     The Company notes the Staff’s comment and undertakes to provide the requested information in future filings as applicable.
7.	In future filings, please disclose for each NEO whether the compensation awarded for each element of compensation was above or below any targeted percentile. If material differences exist between the targeted percentile and the amount actually awarded in a given year, include an explanation regarding the difference.
     The Company notes the Staff’s comment and undertakes to provide the requested information in future filings as applicable.
8.	We note that you only provide discussion of base salary and a general overview of your incentive compensation programs. In future filings, revise to provide specific analysis of each of the components of compensation that are listed in your summary compensation table. Please see Item 402(b) of Regulation S-K.
     The Company notes the Staff’s comment and undertakes to provide the requested information in future filings as applicable.
9.	We refer you to Instruction 1 to Item 402(b)(2)(ix) of Regulation S-K. While you indicate that the committee reviews an “annual performance assessment” and tally sheets, you have not provided sufficient disclosure regarding the importance of these tools in determining overall compensation in a given year. If material to an understanding of the compensation awarded, address in future filings, all material items, including any rating scheme employed and relative weighting assigned to tally sheets used in assessment of a named executive officer.
     The Company notes the Staff’s comment and undertakes to provide the requested information in future filings as applicable.

Other Named Executive Officers
10.	You discuss that annual cash bonuses and long term incentives for your named executive officers other than Messrs. Isenberg and Petrello are determined by relevance to financial and non-financial targets. Please advise us of all material targets that determined a named executive’s compensation for fiscal 2007. Advise us of the relative weighting of each financial target relative to the overall cash bonus or long term incentive for each named executive officer. To the extent you believe that disclosure of qualitative and quantitative targets established would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. We may have further comment.
     There were no targets (and hence no relative weighting of such targets) used to determine the annual cash bonuses and long-term incentives for the named executive officers other than Messrs. Isenberg and Petrello. As noted in the Company’s Schedule 14A filed April 30, 2008 (the “Proxy”), the Compensation Committee considers three factors in setting the compensation for these individuals: (1) Performance objectives and business goals; (2) Market referencing; and (3) CEO, COO and Compensation Committee judgment. As noted in the Proxy, the Compensation Committee does not take a formulaic approach and rather determines their compensation based upon its subjective judgment regarding how well the executive has performed on an individual basis and how well the Company has performed overall (no targets or formulae are used), peer group data for similarly situated executives, and input from management (as disclosed in the Proxy, in the form of an annual performance evaluation). The Company respectfully submits that its current Proxy disclosure accurately reflects this process and its component, but if the Staff’s view is that it would be helpful to reiterate the lack of any financial targets or formulaic approach, the Company of course will endeavor to do so, either in an amendment to the existing filing or, with the Staff’s concurrence, preferably in future filings.
11.	You disclose that option grants typically are issued with vesting schedule of four years but that the committee reserves the right to alter the vesting schedule. In future filings, disclose the circumstances under which the vesting schedule would be altered.
     The Company notes the Staff’s comment and undertakes to provide the requested information in future filings as applicable.
12.	You disclose that the committee “generally makes” equity incentive awards, inclusive of stock options, at the first meeting of the compensation committee following the end of each calendar year. Please revise to clarify whether awards are made at any other time and if yes, whether the awards are made pursuant to an established policy for the grants of such awards. Further, disclose whether any such policy states whether grants may be made when the board is in possession of material non-public information.
     The Company has established a Stock Option/Restricted Stock Award Policy (the “Policy”) pursuant to which all equity incentive awards, inclusive of stock options (“awards”) to all employees are made. The Policy does not restrict the timing of awards, although the Compensation Committee endeavors to make any annual incentive awards prior to March 15th of the year following the year to which the award relates. There generally is only one meeting of the Compensation Committee between January 1st and March 15th, and accordingly awards are generally made at the first meeting of the

Compensation Committee following the end of the calendar year. If circumstances warrant, the Compensation Committee of course can hold additional meetings to consider or grant additional awards.
     Pursuant to the Policy and a delegation of authority from the Compensation Committee, the Chief Executive Officer has discretion to approve awards to employees at other times during the year and he does so routinely in connection with new hires and promotions. In addition, the Chief Executive Officer makes other ad hoc awards from time to time. Such awards are reported to the Compensation Committee at its next regularly scheduled meeting. Because these awards generally relate to individuals who are not named executive officers and are for relatively small amounts, the Company does not believe that disclosure of this information would be material to investors. If the Staff’s view is that such information is material to investors and additional disclosure is necessary, the Company will add such disclosure, either in an amendment to the existing filing or, with the Staff’s concurrence, preferably in future filings.
     The Stock Option/Restricted Stock Award Policy does not address whether the Compensation Committee can make awards when the Compensation Committee is in possession of material nonpublic information. In such circumstances, the Compensation Committee’s decisions are guided by its fiduciary and corporate law obligations.
     As requested in the Comment Letter, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
     The Company would appreciate receiving any further questions or comments that the Staff may have regarding this letter at the Staff’s earliest convenience. You should contact the undersigned at (281) 874-0035 of the Company or Arnold B. Peinado, III at (212) 530-5546 or Andrew F. Fowler at (212) 530-5246 of Milbank, Tweed, Hadley & McCloy LLP.

Sincerely yours,
/s/ Bruce M. Taten
Bruce M. Taten
Vice President and General Counsel

cc:	Securities and Exchange Commission:
John Madison
Jill Davis
Mellissa Duru

Nabors Industries, Ltd.:
Eugene M. Isenberg
Bruce Koch

Milbank, Tweed, Hadley & McCloy LLP:
Charles J. Conroy
Arnold B. Peinado, III
Andrew F. Fowler